State of Delaware
Secretary of State
Division of Corporations
Delivered 04:14 PM 01/17/2025
FILED 04:14 PM 01/17/2025
SR 20250175689 - File Number 4902919

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF PROPANC BIOPHARMA, INC.

Propanc Biopharma, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

FIRST: The name of the Corporation is Propanc Biopharma, Inc.

SECOND: This certificate of amendment (this "**Certificate of Amendment**") amends the provisions of the Corporation's certificate of incorporation, as amended (the "**Certificate of Incorporation**").

THIRD: Article 4 of the Certificate of Incorporation is hereby amended by inserting the following below the last sentence in Article 4. A. of the Certificate of Incorporation:

"Upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the "**Effective Time**"), sixty thousand (60,000) outstanding shares of Common Stock outstanding immediately prior to the Effective Time (the "**Old Common Stock**") shall be combined and converted into one (1) share of Common Stock (the "**New Common Stock**") based on a ratio of one (1) share of New Common Stock for each sixty thousand (60,000) shares of Old Common Stock (the "**Reverse Split Ratio**"). This reverse stock split (the "**Reverse Split**") of the outstanding shares of Common Stock shall not affect the total number of shares of capital stock, including the Common Stock, that the Company is authorized to issue, which shall remain as set forth under this Article 4. A.

The Reverse Split shall occur without any further action on the part of the Company or the holders of shares of New Common Stock and whether or not certificates representing such holders' shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split, all of which shares of New Common Stock be rounded up to the nearest whole number of such shares. All references to "Common Stock" in this Certificate of Incorporation shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis, except that the Reverse Split will be effectuated on a certificate-by-certificate basis for shares held by registered holders. For shares held in certificated form, certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares of New Common Stock as is reflected on the face of such certificates for the Old Common Stock, divided by the Reverse Split Ratio and rounded up to the nearest whole number. The Company shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates."

FOURTH: This Certificate of Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective as of 5:00 p.m. New York Time on the date written below.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 17th day or January, 2025.

PROPANC BIOPHARMA, INC.

By: ______________________________

Name: James Nathanielsz

Title: Chief Executive Officer